Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2004
(In thousands)

Earnings
Income before interest expense	$23,837
ATC equity earnings	(2,038)
Income before interest expense, net of ATC equity earnings	21,799
Add:
Income tax items	10,829
Income tax on other income	841
Income distribution from equity investee	1,473
AFUDC - borrowed funds	115
Interest on rentals*	472
Amortization of debt discount	260
Total Earnings Before Interest and Taxes	$35,789

Fixed Charges
Interest on long-term debt	$5,623
Amortization of debt discount	260
Other interest	71
Interest on rentals*	472
Total Fixed Charges	$6,425

Ratio of Earnings to Fixed Charges	5.57x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.